For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Mr. Crocker Coulson, President

Phone: +86-510-8536-0401

Phone: +1-646-213-1915 (New York)

E-mail: info@wsphl.com

E-mail: crocker.coulson@ccgir.com

http://www.wsphl.com

               http://www.ccgirasia.com

WSP Holdings Approves Share Repurchase Plan

Wuxi, China, November 25, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced that its Board of Directors has approved a share repurchase program.

Under the program, WSP Holdings is authorized to repurchase up to $10 million of outstanding American Depositary Shares (“ADSs”), each representing two ordinary shares of the Company, from time to time over the next six months.  These repurchases will be in compliance with the SEC’s Rule 10b-18, subject to market conditions, share price, applicable legal requirements and other factors. The share repurchase will be made in the open market or through privately negotiated transactions. This plan does not obligate the Company to acquire any particular number of ADSs and the program may be suspended or discontinued at any time.

“The decision to initiate the share repurchase program illustrates the confidence we have in the long-term value of our company, and reiterates our commitment to maximizing shareholder returns, while at the same time maintaining effective capital management” said Mr. Longhua Piao, CEO of WSP Holdings.

The share repurchase program will be funded from the Company’s available cash balances and internally generated funds. As of September 30, 2009, the Company had cash and cash equivalents of $83.9 million.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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